CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of

nFusz, Inc.

We consent to the inclusion in the foregoing Registration Statement of nFusz, Inc. (the “Company”) on Form S-1 (No. 333-              ), of our report dated March 30, 2016, relating to our audit of the consolidated balance sheet as of December 31, 2015 and the consolidated statement of operations, stockholders’ deficit and cash flows for the year then ended. Our report dated March 30, 2016, related to these consolidated financial statements, included an emphasis paragraph regarding an uncertainty as to the Company’s ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Registration Statement.

/s/ Anton & Chia, LLP

Newport Beach, California

October 10, 2017